As filed with the Securities and Exchange Commission on December 18, 1995

                                  Registration No. 33-64743
-------------------------------------------------------------
                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C.  20549

                                 PRE-EFFECTIVE AMENDMENT NO. 1
                                             to
                                           FORM S-4
                                    REGISTRATION STATEMENT
                                            under
                                  THE SECURITIES ACT OF 1933

                                   ENOVA CORPORATION
           (Exact name of registrant as specified in its charter)
                   (formerly known as SDO Parent Co., Inc.)



California                   6719                  33-0643023

(State or other          (Primary Standard      (I.R.S. Employer
 jurisdiction              Industrial         Identification No.)
 of incorporation or    Classification Code
organization)                Number)

                                101 Ash Street
                         San Diego, California 92101
                              (619) 696-2000
 (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                                      David R. Clark
                                      101 Ash Street
                               San Diego, California 92101
                                      (619) 696-2000
         (Name, address, including ZIP Code, and telephone number,
                        including area code, of agent for service)

        It is requested that copies of communications be sent to:
                                      David R. Snyder
                               Pillsbury Madison & Sutro LLP
                                101 W. Broadway, Suite 1800
                                San Diego, California 92101
                                      (619) 544-3369



     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                              --------------------------------

     This registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

                                   ENOVA CORPORATION

                                 CROSS-REFERENCE SHEET
                       (Pursuant to Item 501(b) of Regulation S-K)

Form S-4                                                 Location in
Item No.               Caption                           Prospectus
---------              -------                           -----------

A.         Information About the Transaction

1. Forepart of Registration Statement           Outside Front Cover Page
   and Outside Front Cover Page
   of Prospectus

2.   Inside Front and Outside Back               Available Information;
     Cover Pages of Prospectus                   Incorporation of Certain
                                                 Documents by Reference;
                                                 Table of Contents

3.   Risk Factors, Ratio of Earnings             Summary; Holding Company
     to Fixed Charges and Other Information      Formation

4.   Terms of the Transaction                    Summary; Holding Company
                                                 Formation

5.   Pro Forma Financial Information                  *

6.   Material Contacts with the Company
     Being Acquired                                   *

7.   Additional Information Required for
     Reoffering by Persons and Parties Deemed
     to be Underwriters                               *

8.   Interests of Named Experts and Counsel           *
9.   Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities                                      *

B.   Information About the Registrant

10. Information With Respect to S-3 Registrants   Incorporation of Certain
                                                  Documents by Reference;
                                                  Summary

11. Incorporation of Certain Information          Incorporation of Certain
       by Reference                               Documents by Reference

12.  Information With Respect to S-2 or
     S-3 Registrants                                  *

13.  Incorporation of Certain Information
     by Reference                                     *

14.  Information With Respect to Registrants
     Other Than S-2 or S-3 Registrants                *

C.   Information About the Company Being Acquired

15.  Information With Respect
     to S-3 Companies                            Incorporation of Certain
                                                 Documents by Reference;
                                                 Summary

16.  Information With Respect to S-2
     or S-3 Companies                                 *

17.  Information With Respect to Companies
     Other Than S-3 or S-2 Companies                  *

D.         Voting and Management Information

   18.     Information if Proxies, Consents or
           Authorizations are to be Solicited               *

   19.     Information if Proxies, Consents or
           Authorizations are not to be Solicited
           or in an Exchange Offer                          *


-----------------------------------
*    Not Applicable.

                                    ENOVA CORPORATION
                             P.O. Box 1831, 101 Ash Street
                           San Diego, California 92112-4150



                                       PROSPECTUS



     This Prospectus relates to the implementation of a holding company structure for San Diego Gas & Electric Company ("SDG&E") and a related agreement of merger (the "Merger Agreement") among SDG&E, Enova Corporation, a California corporation formed by SDG&E ("ParentCo"), and San Diego Merger Company, a California corporation formed by ParentCo ("MergeCo"). ParentCo is a wholly owned subsidiary of SDG&E and MergeCo is a wholly owned subsidiary of ParentCo. Pursuant to the Merger Agreement, MergeCo will merge with and into SDG&E (the "Merger") and each outstanding share of the common stock of SDG&E, without par value ("SDG&E Common Stock"), will be automatically converted into one share of the common stock of ParentCo, without par value ("ParentCo Common Stock"). As a result, SDG&E will become a subsidiary of ParentCo and the holders of SDG&E Common Stock will become holders of ParentCo Common Stock. The outstanding shares of SDG&E's cumulative preferred stock, $20 par value per share ("SDG&E Cumulative Preferred Stock"), and SDG&E's preference stock (cumulative), without par value ("SDG&E Preference Stock (Cumulative)"), will be unchanged and will continue to be outstanding shares of SDG&E. See "Holding Company Formation" under the heading "Plan of Implementation."

     This Prospectus (with respect to 100,000 shares), together with the Prospectus portion of ParentCo's Registration Statement No. 33-57007 (with respect to 116,541,000 shares), relate to the issuance of up to 116,641,000 shares of ParentCo Common Stock in connection with the Merger. Further information concerning the stock offered hereby is contained in "Holding Company Formation" under the heading "Articles of Incorporation and Bylaws of ParentCo."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is December __, 1995.

                                  Available Information

     A Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), has been filed (No. 33-64743) with the Securities and Exchange Commission (the "SEC"), Washington, D.C., with respect to the securities offered in the Prospectus (the "Registration Statement"). As permitted by the rules and regulations of the SEC, this Prospectus omits certain information contained in the Registration Statement. For further information pertaining to the securities being offered, reference is made to the Registration Statement, including exhibits filed as a part thereof. In addition, another Registration Statement under the Securities Act (No. 33-57007) was filed with the SEC by the registrant (then known as SDO Parent Co., Inc.) which became effective on March 1, 1995. Registration Statement No. 33-57007 pertains to securities being offered in the same transaction to which Registration Statement No. 33-64743 relates.

     SDG&E and ParentCo are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information, as well as the above-referenced Registration Statements, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and copies of such material can be obtained from the public reference section of the SEC at prescribed rates by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. SDG&E Common Stock is listed on the New York Stock Exchange (the "NYSE") and on the Pacific Stock Exchange (the "PSE"). Reports, proxy material and other information concerning SDG&E may also be inspected at the offices of the NYSE and the PSE.

     ParentCo was formed to effectuate the transactions described under "Holding Company Formation," and there is currently no public market for its stock. ParentCo has applied to have ParentCo Common Stock listed on the NYSE and the PSE as of (or promptly following) the effective date of the Merger described under "Holding Company Formation," and if such applications are accepted (and ParentCo has been informed that such applications will be accepted), then Exchange Act reports, proxy statements and other information concerning ParentCo will be available for inspection and copying at such exchanges.

     No person is authorized to give any information or to make any representations with respect to the matters described in this Prospectus other than those contained herein or in the documents incorporated herein by reference. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by SDG&E or ParentCo.

     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities (i) other than the registered securities to which it relates or (ii) in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of SDG&E or ParentCo since the date hereof or that the information in this Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the dates hereof and thereof, respectively.

                  Incorporation of Certain Documents by Reference

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from the Office of the Secretary, Enova Corporation, P.O. Box 1831, San Diego, California 92112-4150 (telephone: in California, (800) 826-5942; and from elsewhere, (800) 243-5454).

     The following documents filed by SDG&E and/or ParentCo with the SEC are incorporated in this Prospectus by reference:

1. SDG&E's Annual Report on Form 10-K for the year ended December 31, 1994;

2. SDG&E's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995,June 30, 1995 and September 30, 1995;

3. SDG&E's Current Reports on Form 8-K filed on April 3, 1995, May 30, 1995 and December 8, 1995;

4. ParentCo's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and

5. ParentCo's Current Report on Form 8-K filed on December 8, 1995.


     Upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered. This will not include exhibits to the information unless the exhibits are specifically incorporated by reference in the information. Requests for copies should be made to the Office of the Secretary of SDG&E at the address and telephone numbers set forth above.

                                    TABLE OF CONTENTS

                                                                      Page

SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .v

HOLDING COMPANY FORMATION   . . . . . . . . . . . . . . . . . . . . . . . v
     SDG&E   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  v
     ParentCo  . . . . . . . . . .  . . . . . . . . . . . . . . . . . . . v
     Reasons for the Restructuring. . . . . . . . . . . . . . . . . . . . v
     Accomplishing the Restructuring. . . . . . . . . . . . . . . . . . .vi
     Regulatory Approvals. . . . . . . . . . . . . . . . . . . . . . . .vii
     Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . vii
     Federal Income Tax Consequences. . . . . . . . . . . . . . . . . . vii
     Vote Required to Approve the Restructuring . . . . . . . . . . . . vii
     Financial Information. . . . . . . . . . . .. . . . . . . . . . . .viii

HOLDING COMPANY FORMATION. . . . . . . . . . . . . . . . . . . . . . .1
     General . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
     Plan of Implementation. . . . . . . . . . . . . . . . . . . . . .2
     Reasons for the Restructuring . . . . . . . . . . . . . . . . . .2
     Merger Agreement. . . . . . . . . . . . . . . . . . . . . . . . .4
     Amendment or Termination. . . . . . . . . . . . . . . . . . . . .4
     Treatment of Preferred Stock. . . . . . . . . . . . . . . . . . .5
     Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . 6
     Directors and Management of ParentCo and SDG&E . . . . . . . . . 7
     Articles of Incorporation and Bylaws of ParentCo . . . . . . . . 7
     Listing of ParentCo Common Stock. . . . . . . .  . . . . . . . . 11
     Transfer Agent and Registrar. . . . . . . . . .  . . . . . . . . 11
     Common Stock Investment and Employee Benefit Plans.. . . . . . . 11
     Regulation . . . . . . . . . . . . . . . . . . . .  . . . . . . .12
     Conditions Precedent to the Merger . . . . . . . .  . . . . . . .13
     Effective Date of the Merger . . . . . . . . . . .  . . . . . . .13
     Required Vote . . . . . . . . . . . . . . . . . . .. . . . . . . 13
     Market Values of Stock. . . . . . . . . . . . . . .. . . . . . . 14
     Exchange of Stock Certificates Not Required . . . .. . . . . . . 14
     Federal Income Tax Consequences of the Merger . . .. . . . . . . 15
     Legal Opinions . . . . . . . . . . . . . . . . . .  . . . . . . .15

Exhibit A - Agreement of Merger . . . . . . . . . . . . . . . . . . . A-1
Exhibit B - Restated Articles of Incorporation for ParentCo . . . . . B-1

                                          SUMMARY
     The following summary is qualified in its entirety by reference to the more detailed information set forth elsewhere herein, including the exhibits hereto and the documents incorporated herein by reference.


                                 HOLDING COMPANY FORMATION

SDG&E

     SDG&E is an operating public utility primarily engaged in the business of providing (i) electric service to customers in San Diego County and the southern portion of Orange County and (ii) gas to customers in San Diego County. SDG&E's principal executive offices are located at 101 Ash Street, San Diego, California 92101 (telephone number: (619) 696-2000) (mailing address: P.O. Box 1831, San Diego, California 92112-4150).

ParentCo

     ParentCo, the proposed holding company for SDG&E, was organized by SDG&E for the purpose of becoming the new parent holding company. Its principal executive offices are at the same location as SDG&E's offices referred to above (it also shares the same telephone number and mailing address).

Reasons for the Restructuring

     The SDG&E Board of Directors considers it to be in the best interests of SDG&E and its shareholders to change the corporate structure of SDG&E and its subsidiaries. The objective of such a restructuring is to have SDG&E and its direct subsidiaries become separate, directly-owned subsidiaries of a new parent company (ParentCo), with the present holders of SDG&E Common Stock becoming holders of ParentCo Common Stock. The Board of Directors believes the proposed restructuring will provide the means for a more clearly defined separation of utility and non-utility operations and permit greater financial and organizational flexibility to meet the changing operational, regulatory and economic environment for utilities.

     The proposed restructuring will lead to a change for holders of SDG&E Common Stock in the nature of their investment: from shares of stock in a regulated utility with some diversified operations in separate subsidiaries to shares of stock in a holding company which is not directly regulated in the same manner as a utility. SDG&E will constitute the predominant part of ParentCo's earning power and assets for the foreseeable future. However, both regulation of utilities and the markets which SDG&E has traditionally served are changing. As facets of the traditional utility business which were once regulated, such as electric generation, have become less regulated and more competitive, the energy options for customers, particularly large industrial users of energy, are expanding.

     Management believes that the corporate separation afforded by a holding company structure will permit the holding company, ParentCo, to respond effectively to increasing competition in the energy business. Where a facet of the business becomes unregulated, that facet can be separated from the core utility business of SDG&E, although remaining under the common ownership of ParentCo. Separation of such facets of the energy business, as well as the diversified operations of SDG&E's present non-utility subsidiaries, from the core utility business of SDG&E will help to protect SDG&E's stability as viewed by sources of financing. Such stability is vital to avoid increased capital costs for SDG&E, and thus higher utility rates. Accordingly, the holding company structure will support SDG&E's ability to continue efficiently meeting its customers needs while permitting ParentCo to respond to a changing business environment. See "Holding Company Formation--Reasons for the Restructuring."

Accomplishing the Restructuring

     Pursuant to the Merger Agreement in the form attached to this Prospectus as Exhibit A, a subsidiary of ParentCo (MergeCo) will be merged with and into SDG&E. In the Merger, the outstanding shares of SDG&E Common Stock will be converted into new shares of ParentCo Common Stock on a share-for-share basis, and SDG&E will become a subsidiary of ParentCo. SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) will remain outstanding, and be unaffected by the Merger.

     It is contemplated that the Merger will become effective at 12:01 a.m. (Pacific Standard Time) on January 1, 1996. All required regulatory approvals have been received, including the approval by the California Public Utilities Commission (the "CPUC") which was received on December 6, 1995.

     Following the Merger, SDG&E's interest in its direct subsidiaries will be transferred to ParentCo (the transfer and the Merger are sometimes referred to as the "restructuring"). The restructuring will be accounted for in a manner similar to a pooling of interests.

     If the restructuring is completed, it will not be necessary to exchange certificates representing SDG&E Common Stock for certificates representing ParentCo Common Stock. Rather, certificates for SDG&E Common Stock will automatically be deemed to represent certificates for a like number of shares of ParentCo Common Stock.

     Application has been made to list ParentCo Common Stock on the New York Stock Exchange (the "NYSE") and on the Pacific Stock Exchange (and ParentCo has been informed that such applications will be accepted) . In the absence of such listing on the NYSE, the Board of Directors may elect not to consummate the transactions contemplated by the Merger Agreement (including the Merger).

Regulatory Approvals

     SDG&E has obtained all required authorizations from the CPUC, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission to implement various aspects of the restructuring. See "Holding Company Formation--Regulation."

Dividend Policy

     It is expected that ParentCo initially will make quarterly dividend payments on ParentCo Common Stock equal to the rate currently paid by SDG&E on SDG&E Common Stock and on approximately the same schedule of dates as that now followed by SDG&E. Future dividend payments initially will depend primarily on the earnings, financial condition and capital requirements of SDG&E. See "Holding Company Formation--Dividend Policy."

Federal Income Tax Consequences

     The proposed restructuring should not affect the position of present SDG&E shareholders for federal income tax purposes. See "Holding Company Formation--Federal Income Tax Consequences of the Merger."

Vote Required to Approve the Restructuring

     Shareholder approval of the restructuring required the favorable vote of:

1.   A majority of the outstanding shares of SDG&E Common Stock;

2. A majority of the outstanding shares of SDG&E Common Stock and SDG&E Cumulative Preferred Stock, voting together, with each share of SDG&E Common Stock having one vote and each share of SDG&E Cumulative Preferred Stock having two votes; and

3. Two-thirds of the outstanding shares of SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative), voting together, with each share having one vote.

Such shareholder approval was received at the 1995 Annual Meeting of SDG&E (held on April 25, 1995). See "Holding Company Formation--Required Vote."

     SDG&E's Directors and executive officers and their affiliates own less than one percent (1%) of the voting securities of SDG&E. After the restructuring, they will continue to own less than one percent (1%) of the voting securities of ParentCo.

Financial Information

     SDG&E's 1994 Annual Report to Shareholders (comprising a portion of SDG&E's Annual Report on Form 10-K for the year ended December 31, 1994, which is incorporated herein by reference) contains audited financial statements of SDG&E as of December 31, 1994 and for the year ended on that date. SDG&E's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 (which are incorporated herein by reference) contain unaudited financial statements of SDG&E as of such dates and for the interim periods ended on those dates. Copies of these Reports may be obtained without charge upon request as provided under "Incorporation of Certain Documents by Reference" above.

                                 ENOVA CORPORATION
                                   101 Ash Street
                             San Diego, California 92101


                                    Prospectus


                             HOLDING COMPANY FORMATION


General

     The Board of Directors of San Diego Gas & Electric ("SDG&E") has authorized a plan to change the corporate structure of SDG&E and its subsidiaries, and the shareholders of SDG&E have approved such change. The result of the restructuring will be to have SDG&E and all of its direct subsidiaries become separate subsidiaries of a parent holding company, Enova Corporation ("ParentCo"), with the present holders of the common stock of SDG&E, without par value ("SDG&E Common Stock"), becoming holders of the common stock of ParentCo, without par value ("ParentCo Common Stock"). The direct subsidiaries of SDG&E that, in addition to SDG&E, would become direct subsidiaries of ParentCo are Pacific Diversified Capital Company, Enova Financial, Enova Technologies, Califia Company and Enova Energy Management, Inc.

     Management and the Board of Directors consider the proposed change in corporate structure to be in the best interests of SDG&E and its shareholders, believing that a parent holding company, with SDG&E as its principal subsidiary, will result in benefits for SDG&E, its shareholders and other constituents.

Plan of Implementation

     To carry out the restructuring, SDG&E has formed ParentCo which has, in turn, formed San Diego Merger Company ("MergeCo"). MergeCo is presently the wholly-owned subsidiary of ParentCo and ParentCo is presently the wholly-owned subsidiary of SDG&E. Neither ParentCo nor MergeCo presently has any business or properties of its own.

     SDG&E, ParentCo and MergeCo have approved an agreement of merger (the "Merger Agreement"). The Merger Agreement is subject to certain conditions, including shareholder approval as required by California law (which was obtained at the 1995 Annual Meeting of SDG&E shareholders). If the transactions contemplated by the Merger Agreement occur, SDG&E will become a subsidiary of ParentCo through the merger of MergeCo into SDG&E (the "Merger"). A copy of the Merger Agreement is attached to this Prospectus as Exhibit A, and is incorporated herein by reference.

     In the Merger, each share of SDG&E Common Stock will be converted into one share of ParentCo Common Stock. Following the Merger, SDG&E will transfer to ParentCo the capital stock of SDG&E's present direct subsidiaries so that these companies also will become direct subsidiaries of ParentCo (the transfer, the Merger and related activity are sometimes referred to in this Prospectus as the "restructuring").

     It is anticipated that the restructuring will not affect the position of present shareholders of SDG&E for federal income tax purposes. See "Federal Income Tax Consequences of the Merger" below.

     Except for SDG&E Common Stock, none of the securities of SDG&E, including SDG&E's cumulative preferred stock, $20 par value ("SDG&E Cumulative Preferred Stock"), SDG&E's preference stock (cumulative), without par value ("SDG&E Preference Stock (Cumulative)"), and SDG&E's debt securities, will be changed by the Merger. The outstanding shares of SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) will continue to be outstanding shares of SDG&E. See "Treatment of Preferred Stock" below.

Reasons for the Restructuring

     The principal reason for the proposed restructuring, including the formation of ParentCo, is to respond to the changing business environment in the electric and gas utility industries in a manner which management believes is in the best interests of the shareholders and customers. The proposed restructuring will allow SDG&E to operate its regulated utility business efficiently while providing, through the structure of a holding company with other direct subsidiaries, an organization which permits separation of the other facets of the Company from such regulated utility business.

     For over a century, SDG&E has operated predominantly as a traditional utility, responsible for constructing and operating the generation, transmission and distribution facilities needed to serve its customers. However, both regulation of utilities and the markets which SDG&E has traditionally served are changing. As facets of the traditional utility business which were once regulated, such as electric generation, have become less regulated and more competitive, the energy options for customers, particularly large industrial users of energy, are expanding.

     Management believes that the corporate separation afforded by a holding company structure will permit the holding company, ParentCo, to respond effectively to increasing competition in the energy business. Where a facet of the business, such as electric generation, becomes unregulated, that business can be separated from the core utility business of SDG&E, although remaining under the common ownership of ParentCo. Separation will facilitate the development of such unregulated businesses while insulating SDG&E from the risks associated with their activities. Following the restructuring, any liabilities of the direct subsidiaries of ParentCo other than SDG&E will not constitute liabilities of SDG&E. Accordingly, any benefits or detriments of these subsidiaries will flow to the security holders of ParentCo and not to the security holders of SDG&E (i.e., holders of SDG&E Cumulative Preferred Stock, SDG&E Preference Stock (Cumulative) and SDG&E's debt securities).

     In 1994, the California Public Utilities Commission (the "CPUC") issued a proposal to restructure the California utility industry to allow for increased competition in certain facets of the utility business. In response to such proposal, SDG&E suggested consideration of the separation of its electric generation assets. SDG&E is currently evaluating such a separation and making preparations should the CPUC order it. Absent CPUC direction, a separation may nevertheless become expedient in view of evolving regulatory and market circumstances. Other facets of SDG&E's present business also may become future candidates for separation. Any separation of SDG&E assets and resources will be effected in compliance with applicable regulatory and security holder approval requirements, and the terms of any such separation will depend upon future conditions and the scope of involved assets and resources.

     Separation of the competitive, unregulated facets of the energy business, as well as the diversified operations of SDG&E's present subsidiaries (Pacific Diversified Capital Company, Enova Financial, Inc., Enova Technologies, Califia Company and Enova Energy Management, Inc.), from the core utility business of SDG&E will help to protect SDG&E's stability as viewed by sources of financing. Such stability is vital to avoid increased capital costs for SDG&E which would lead to higher utility rates. Accordingly, the holding company structure will support SDG&E's ability to continue efficiently meeting its customers needs while permitting the Company to respond to a changing business environment.

     Management also believes that the holding company structure will permit the use of financing techniques that are more directly suited to the particular requirements, characteristics and risks of non-utility operations without any impact on the capital structure or credit of SDG&E. Management anticipates that (i) ParentCo, in addition to receiving dividends from SDG&E (and other direct subsidiaries of ParentCo), may obtain funds through debt or equity financings, (ii) SDG&E may obtain funds through its own financings (which may include the issuance of first mortgage bonds or preferred stock, as well as the issuance of additional shares of SDG&E Common Stock to ParentCo), and (iii) the non-utility businesses may obtain funds from ParentCo, from other non-utility affiliates or from their own outside financings. Any financings will depend upon the financial and other conditions of the entities involved and on market conditions.

     The proposed restructuring provides for a holding company that will not be a utility. Neither ParentCo nor any securities it issues will be subject to the jurisdiction of the CPUC, the Federal Energy Regulatory Commission (the "FERC") or the Nuclear Regulatory Commission (the "NRC"); provided, however, that (i) as the sole owner of SDG&E Common Stock, ParentCo may be indirectly subject to such jurisdiction with respect to certain matters due to the application to SDG&E of laws, orders and rules which can affect and regulate utilities, and (ii) rules or orders of these commissions may impose restrictions on ParentCo's relationship with SDG&E that are designed to protect utility customers, to promote the common defense and security, or to protect the health and safety of the public. See "Regulation" below. The utility business of SDG&E will constitute the predominant part of ParentCo's earning power for the foreseeable future after the restructuring.

     Following the restructuring, SDG&E will continue to operate as a public utility subject to the jurisdiction of the CPUC, the FERC and the NRC. The operations of SDG&E will continue to be conducted as they are at the present time, with substantially the same assets and management. Management and the SDG&E Board of Directors believe that the restructuring will have no adverse effect on SDG&E, its continuing security holders or its customers.

Merger Agreement

 The Merger Agreement has been approved by the Boards of Directors and the shareholders, respectively, of SDG&E, ParentCo and MergeCo. Pursuant to the Merger Agreement, the following events will occur upon the effectiveness of the Merger:

 Each outstanding share of SDG&E Common Stock will be automatically converted into one share of ParentCo Common Stock.

 Each outstanding share of SDG&E Cumulative Preferred Stock and SDG&E
Preference   Stock (Cumulative) will continue as one such issued and
outstanding share, with the  same voting powers, designations, preferences,
rights, qualifications, limitations   and restrictions, just as prior to the
Merger.

 The outstanding shares of the common stock of MergeCo will be automatically converted into all of the issued and outstanding shares of SDG&E Common
Stock, all   of which will then be owned by ParentCo (with the effect that
the number of issued   and outstanding shares of SDG&E Common Stock
immediately after the Merger will be   the same as the number of issued and
outstanding shares of SDG&E Common Stock   immediately prior to the Merger).

 The shares of ParentCo Common Stock presently held by SDG&E will be canceled.

As a result, SDG&E, which will be the surviving corporation in the Merger, will become a subsidiary of ParentCo, and all of the ParentCo Common Stock outstanding immediately after the Merger will be owned by the holders of SDG&E Common Stock outstanding immediately prior to the Merger.

 Following the Merger, SDG&E will complete the restructuring by transferring the capital stock of SDG&E's present direct subsidiaries (Pacific
Diversified Capital Company, Enova Financial, Enova Technologies, Califia Company and Enova Energy Management, Inc.) to ParentCo.

Amendment or Termination

 By mutual consent of their respective boards of directors, SDG&E, ParentCo and MergeCo may abandon the Merger or amend, modify or supplement the terms of the Merger Agreement in such manner as may be agreed upon by them in writing at any time; however, no such amendment, modification or supplement shall change any of the principal terms of the Merger Agreement unless approval of the shareholders of SDG&E is obtained. SDG&E will notify the shareholders in the event of any material amendment, modification or supplement.

     The Merger Agreement provides that it may be terminated, and the Merger abandoned, at any time by action of the SDG&E Board of Directors if such Board determines that the completion of the restructuring would for any reason be inadvisable or not in the best interests of SDG&E or its shareholders.

Treatment of Preferred Stock

     The proposed Merger and restructuring will not result in any change in SDG&E's two outstanding classes of preferred stock (SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative)). The decision of the SDG&E Board of Directors to have SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) continue as securities of SDG&E is based upon, among other things, a desire to avoid changing the nature of the investment represented by such stock, as well as the desire of SDG&E not to foreclose future issuances of preferred stock to help meet its capital requirements. SDG&E's debt securities also will not be altered in the Merger; rather, these securities will remain outstanding and will continue as obligations of SDG&E as the survivor of the Merger (in the case of SDG&E's first mortgage bonds, continuing to be secured by a first mortgage lien on the properties of SDG&E that are subject to such lien).

     The utility operations of SDG&E presently constitute, and are expected to continue to constitute for the foreseeable future, the substantial majority of the affiliated group's consolidated assets and earning power. Accordingly, it is believed that SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) will retain their investment rating, as well as their qualification for legal investment, by remaining outstanding securities of SDG&E.

     SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) will continue to rank senior to SDG&E Common Stock (all of which, after the Merger, will be held by ParentCo) as to dividends and as to the distribution of assets of SDG&E in the event of any liquidation of SDG&E. SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) are and will be unrelated in rank to ParentCo Common Stock or the common stock of other direct subsidiaries to be held by ParentCo (initially, Pacific Diversified Capital Company, Enova Financial, Enova Technologies, Califia Company and Enova Energy Management, Inc.). Payment of dividends on ParentCo Common Stock will in large part depend on the earnings of SDG&E and payment of dividends on SDG&E Common Stock. SDG&E's Restated Articles of Incorporation will continue to provide that no dividends may be paid on SDG&E Common Stock unless dividends are current on SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative). Payment of any dividends on the common stock of any other direct subsidiaries held by ParentCo will be unaffected by any dividend payment or nonpayment on either SDG&E Cumulative Preferred Stock, SDG&E Preference Stock (Cumulative) or SDG&E Common Stock.

 Separation from SDG&E of the assets and earnings of its non-utility subsidiaries will decrease the assets and may decrease the earnings of SDG&E, and will result in SDG&E's investment in these subsidiaries being no longer of potential benefit to holders of SDG&E Cumulative Preferred Stock, SDG&E Preference Stock (Cumulative) or SDG&E's debt securities (i.e., any earnings of these subsidiaries will not be available to pay dividends, interest or principal with respect to such securities). However, the SDG&E Board of Directors believes that such holders will not be materially affected by the separation.

     The SDG&E Board of Directors believes that the separation will have no material adverse effect on SDG&E's utility operations or on its financial position or results of operations. Following the Merger, SDG&E will continue to be a reporting company under the Securities Exchange Act of 1934, as amended. While annual meetings of SDG&E shareholders are expected to continue to be held after the Merger, SDG&E may decide not to solicit proxies from holders of SDG&E Cumulative Preferred Stock or SDG&E Preference Stock (Cumulative) in connection with the election of directors and in connection with other matters requiring the approval of shareholders but not requiring a class vote of holders of SDG&E Cumulative Preferred Stock or SDG&E Preference Stock (Cumulative), since the shares of SDG&E Common Stock owned by ParentCo will have sufficient voting power to take action without the vote of SDG&E Cumulative Preferred Stock or SDG&E Preference Stock (Cumulative).

Dividend Policy

     It is anticipated that quarterly dividends on ParentCo Common Stock will commence at a rate equal to that currently being paid on SDG&E Common Stock, and will be paid on approximately the same dates in each year as dividends on SDG&E Common Stock have been paid. The quarterly dividend most recently declared by the SDG&E Board of Directors was $0.39 per share of SDG&E Common Stock payable on January 15, 1996 to holders of record on December 10, 1995 (which dividend will be paid by ParentCo presuming the Merger is effected January 1, 1996). The rate and timing of dividends of ParentCo will depend upon the earnings, financial condition and dividend restrictions of ParentCo and its subsidiaries, including SDG&E, and upon other factors affecting dividend policy which are not presently determinable.

     Initially, the funds required by ParentCo to enable it to pay dividends on ParentCo Common Stock are expected to be derived primarily from dividends paid by SDG&E on SDG&E Common Stock. It is anticipated that such cash dividends paid by SDG&E to ParentCo will be sufficient, together with any amounts provided by other subsidiaries of ParentCo, to enable ParentCo to pay cash dividends on ParentCo Common Stock and to meet operating and other expenses. However, the dividend policy of SDG&E will be established by SDG&E's Board of Directors as though SDG&E were a stand-alone utility, and the amounts of dividends declared and paid by SDG&E will be subject to the availability of earnings and the needs of the utility business, as well as CPUC requirements. In addition, the ability of SDG&E to pay dividends on SDG&E Common Stock to ParentCo will be subject to the prior dividend rights of SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative), to restrictions contained in the indenture supporting SDG&E's first mortgage bonds and other agreements to which SDG&E is or may become a party, and to requirements of California law.

     Payment of dividends on SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) is anticipated to continue at the specified rates without interruption or change; however, the payment of these dividends is also dependent upon the earnings and financial condition of, and other factors affecting, SDG&E.

Directors and Management of ParentCo and SDG&E

     The Directors of SDG&E are also presently the Directors of ParentCo. At annual meetings of ParentCo subsequent to the Merger, persons may be nominated for election as Directors of ParentCo who will not be members of the SDG&E Board of Directors.

     The following persons, each of whom is currently an executive officer (or chairman) of SDG&E, will hold, at least initially, in addition to the office or offices held with SDG&E, the offices of ParentCo indicated below:

Name                                                  Office

Thomas A. Page                            Chairman of the Board

Stephen L. Baum                           President and Chief Executive
                                          Officer

David R. Kuzma                            Chief Financial Officer

Frank H. Ault                             Vice President and Controller


     Initially, ParentCo will not have full-time officers and employees of its own, other than Mr. Baum. To the extent, however, that the activities of ParentCo expand, ParentCo may employ full-time salaried officers and employees. ParentCo and SDG&E each expect, from time to time, to render to the other certain services and to make available the use of certain facilities and equipment. The corporation receiving such services or using such facilities and equipment will reimburse the other corporation for the cost or fair market value thereof, as appropriate.

Articles of Incorporation and Bylaws of ParentCo

     The articles of incorporation of ParentCo (the "ParentCo Articles") have been prepared in accordance with the California General Corporation Law (the "California GCL") and give ParentCo broad corporate powers to engage in any lawful activity for which a corporation may be formed under the laws of the State of California. The following statements summarize certain relevant provisions of the ParentCo Articles. This summary should be read in the context of, and is qualified by reference to, (i) the full ParentCo Articles, a copy of which is attached to this Prospectus as Exhibit B, and
(ii) the laws of the State of California.

     The ParentCo Articles contain certain provisions which are similar to the SDG&E Restated Articles; however, aside from the deletion of certain provisions which are obsolete or unnecessary or which specifically concern SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative), there are certain distinctions which are noted below. shareholders should be aware that one effect of these distinct provisions of the ParentCo Articles may be to delay and thus make more difficult a change in the composition of the ParentCo Board of Directors as compared with the SDG&E Board of Directors, or the removal of existing management, even in circumstances where a majority of the shareholders of ParentCo may be dissatisfied with the performance of the incumbent Directors or otherwise desire to make changes.

     Analysis of distinctions in the ParentCo Articles should be tempered, however, by reference to SDG&E's status as a substantially regulated entity (see "Regulation" below). For example, changes in control of SDG&E typically would be subject to CPUC review and approval. Accordingly, while certain provisions of the ParentCo Articles may have the effect of making changes in Board composition and management subject to delay and thus more difficult, the transition from holding stock in a regulated utility to holding stock in ParentCo may have the effect of lessening other restrictions (e.g., certain regulatory reviews of a change in control) affecting a shareholder's ability to influence corporate policy and control.

     Capital Stock

     The ParentCo Articles authorize the issuance of 300 million shares of ParentCo Common Stock and 30 million shares of preferred stock of ParentCo (the "ParentCo Preferred Stock"). Immediately after the Merger, ParentCo will have approximately 116,641,000 shares of ParentCo Common Stock and no shares of ParentCo Preferred Stock outstanding. Under California law, shares of ParentCo Common Stock and ParentCo Preferred Stock may be issued by ParentCo from time to time upon such terms and for such consideration (and, as to Preferred Stock, having such rights, preferences, privileges and restrictions) as may be determined by the ParentCo Board of Directors. Such further issuances, up to the aggregate amounts authorized by the ParentCo Articles, will not require authorization from the CPUC or approval by the shareholders. ParentCo may issue ParentCo Common Stock from time to time pursuant to common stock investment and employee benefit plans (see "Common Stock Investment and Employee Benefit Plans" below). Aside from these plans, there presently are no intentions to offer or sell shares of ParentCo Preferred Stock or additional shares of ParentCo Common Stock. Under current provisions of the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), and the rules and regulations thereunder, issuance of ParentCo Preferred Stock may be restricted.

     Holders of ParentCo Common Stock, subject to any prior rights or preferences of ParentCo Preferred Stock outstanding, (i) have equal rights to receive dividends if and when declared by the ParentCo Board of Directors out of funds legally available therefor and (ii) will receive any distribution made to shareholders upon liquidation. ParentCo Common Stock has no preemptive rights to subscribe for additional shares of ParentCo Common Stock or other securities of ParentCo, nor does it have any redemption or conversion rights. ParentCo Common Stock has voting rights on the basis of one vote per share. Any series of ParentCo Preferred Stock issued by ParentCo will have such voting rights as may be determined by the ParentCo Board of Directors at the time of issuance; however, the present policies of the national stock exchanges against issuances of stock with disparate voting rights may serve to limit ParentCo's issuances of any ParentCo Preferred Stock with enhanced voting rights.

     Number of Directors

     The California GCL allows the number of persons constituting the board of directors of a corporation to be fixed by the bylaws or the articles of incorporation, or permits the bylaws to provide that the number of directors may vary within a specified range, the exact number to be determined by the board of directors. The California GCL further provides that, in the case of a variable board, the maximum number of directors may not exceed two times the minimum number minus one. The bylaws of SDG&E (the "SDG&E Bylaws") provide for a Board of Directors that may vary between seven (7) and thirteen (13) members, inclusive, and the SDG&E Board of Directors has presently fixed the exact number of directors at ten (10). The SDG&E Bylaws permit the range of directors, and the precise number within such range, to be modified by a majority of the outstanding SDG&E shares entitled to vote.

     The ParentCo Articles provide that the number of directors of ParentCo shall not be fewer than nine (9) nor more than thirteen (13), with the exact number to be determined by the ParentCo Board of Directors or by a bylaw or an amendment thereof adopted by a vote of the holders of shares representing at least 66-2/3% of the outstanding shares of ParentCo entitled to vote.
The ParentCo Board is presently fixed at ten (10), and its membership is identical to the SDG&E Board of Directors. The ParentCo Articles also provide that the range of directors, and the precise number within such range, may be modified by a vote of the holders of at least 66-2/3% of the outstanding ParentCo shares. ParentCo has no current intention of changing the number of directors of ParentCo if the Merger is consummated.

     As of January 1, 1996, the Boards of Directors for each of SDG&E and ParentCo will be increased to twelve (12) directors and eleven (11) directors, respectively, with Mr. Stephen Baum joining the Boards of ParentCo and SDG&E and Mr. Donald Felsinger joining the Board of SDG&E.

     Cumulative Voting

     Under cumulative voting, each share of stock entitled to vote in an election of directors has such number of votes as is equal to the number of directors to be elected. A shareholder may then cast all of his or her votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. As a result, shareholders holding a significant minority percentage of the outstanding shares entitled to vote in an election of directors may be able to effect the election of one or more directors. If cumulative voting is available, then it is mandatory upon timely notice given by any shareholder at a meeting at which directors are to be elected.

     The SDG&E Bylaws provide for the elimination of cumulative voting, as do the ParentCo Articles. Thus, the holder or holders of shares representing a majority of the votes entitled to be cast in an election of directors for ParentCo will be able to elect all directors then being elected. The absence of cumulative voting could have the effect of preventing representation of minority shareholders on the ParentCo Board of Directors.

     Elections: Classified Board of Directors

     The California GCL generally requires that directors be elected annually but does permit a "classified" board of directors if a corporation either (i) has outstanding securities listed on the New York Stock Exchange (the "NYSE") or the American Stock Exchange (the "AMEX") or (ii) has securities designated for trading as a National Market System security on the National Association of Security Dealers Automatic Quotation ("Nasdaq") and at least 800 shareholders (including record and beneficial owners) (collectively, "Listed Corporations"). SDG&E is a Listed Corporation and ParentCo will, upon the effectiveness of the Merger or promptly thereafter, be a Listed Corporation. SDG&E's Restated Articles currently do not provide for a classified board.

     The ParentCo Articles provide that, upon ParentCo's attainment of status as a Listed Corporation (i.e., upon the effectiveness of the Merger or promptly thereafter), the ParentCo Board of Directors will become a classified board with three classes of directors, with members of one class to be elected each year for a maximum term of three years. With a classified board, unless adequate cause for removal of directors exists, at least two annual meetings of shareholders would be required for a majority of the shareholders comprising less than a 66-2/3% majority to make a change in control of the ParentCo Board of Directors, since only a minority of the directors will be elected at each meeting.

     Actions by Written Consent

     The California GCL permits shareholders, unless specifically prohibited by the articles of incorporation, to take action without a meeting by the written consent of the holders of at least the number of shares necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. SDG&E's Restated Articles do not restrict shareholder action by written consent. Action by written consent may, in some circumstances, permit the taking of shareholder action opposed by the Board of Directors more rapidly than would be possible if a meeting of shareholders were required.

     In connection with its evaluation of the restructuring, the Board has determined that it is important that it be able to give advance notice of and consideration to any action to be voted on by shareholders, and that all shareholders be able to discuss at a meeting matters which may affect their rights. Accordingly, the ParentCo Articles eliminate actions by written consent of shareholders unless either (i) the Board waives the prohibition in a particular circumstance or (ii) the action is by the unanimous written consent of all shareholders.

     Fair Price Provisions

     The ParentCo Articles contain "fair price" provisions which are substantially similar to those contained in SDG&E's Restated Articles. These provisions are intended to reduce the possibility of unfair treatment of shareholders in takeover situations.

     Indemnification Provisions

     The ParentCo Articles contain provisions regarding the indemnification of directors, officers and other agents of ParentCo which are substantially similar to provisions contained in SDG&E's Restated Articles.

     Amendment of Articles

     Except for the fair price provisions contained in SDG&E's Restated Articles (for which amendment requires a 66-2/3% shareholder vote), the SDG&E Restated Articles may be amended by the approval of the holders of shares having a majority of the votes entitled to be cast for such amendment. The ParentCo Articles provide that the provisions relating to
(i) indemnification of officers and directors, (ii) the number of directors, classification of the board and the election of directors (including the limitation on cumulative voting), (iii) the limitation on action of shareholders by written consent, (iv) the fair price provisions and (v) amendment of the bylaws of ParentCo (the "ParentCo Bylaws") can only be amended by a vote of the holders of shares representing at least 66-2/3% of the outstanding shares of ParentCo entitled to vote.

     Amendment of Bylaws

     The SDG&E Bylaws may be amended or repealed either by the SDG&E Board of Directors or by the holders of shares having a majority of the votes entitled to be cast for such amendment. The ParentCo Articles provide that
(1) upon a vote of at least 66-2/3% of the authorized number of directors, the ParentCo Board of Directors will be able to adopt, amend or repeal any of the ParentCo Bylaws, and (2) the ParentCo Bylaws may also be adopted, amended or repealed by a vote of the holders of shares representing at least 66-2/3% of the outstanding shares of ParentCo entitled to vote.

     The ParentCo Bylaws initially will be substantially similar to the SDG&E Bylaws.

Listing of ParentCo Common Stock

     ParentCo has applied to list ParentCo Common Stock on the NYSE and on the Pacific Stock Exchange (the "PSE"). It is expected that such listings will occur on, or promptly after, the effective date of the Merger. At the time of the listing of ParentCo Common Stock, SDG&E Common Stock will then be delisted from trading on these stock exchanges (all outstanding shares will then be held by ParentCo). Shares of SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative) that are listed on the AMEX and the PSE will continue to be so listed.

Transfer Agent and Registrar

     It is expected that the transfer agent for and the registrar of ParentCo Common Stock will be the same as is presently serving in such capacities for SDG&E Common Stock: First Interstate Bank of California.

Common Stock Investment and Employee Benefit Plans

     If the Merger is completed, SDG&E's Common Stock Investment Plan will be assumed and continued by ParentCo on and after the effective date of the Merger, so that shares of ParentCo Common Stock thereafter will be available to the holders of ParentCo Common Stock and the customers of SDG&E on the same terms as provided in SDG&E's Common Stock Investment Plan.

     If the Merger is completed, SDG&E's Savings Plan and 1986 Long-Term Incentive Plan will be amended, as and when appropriate, to provide for the acquisition of ParentCo Common Stock rather than SDG&E Common Stock. Such plans, as well as the Pension Plan and other employee benefit plans of SDG&E (collectively, the "Employee Benefit Plans"), also will be amended, as and when appropriate, to include eligible employees of ParentCo and the subsidiaries of ParentCo other than SDG&E and to make any other changes necessary or appropriate as a result of the formation of a holding company structure for SDG&E and the related restructuring.

     By approving the Merger Agreement and the proposed formation of a holding company structure for SDG&E, the shareholders were deemed to have approved the actions to be taken in connection therewith and with the Employee Benefit Plans, including any amendments to the Employee Benefit Plans necessary to accomplish those actions.

Regulation

     As a utility, SDG&E is subject to the jurisdiction of the CPUC with respect to rates for retail sales, standards of service, issuances of securities and certain other matters. SDG&E is also subject to the jurisdiction of (i) the FERC, with respect to certain phases of its electric business, including rates for sales at wholesale, rates for transmission, interconnections with other electric utilities and accounting, and (ii) the NRC, with respect to SDG&E's partial ownership of and co-licensee status as to the San Onofre nuclear generating facilities. The formation of a holding company structure for SDG&E, the Merger and the related restructuring will not change the applicability of such regulatory jurisdiction to SDG&E.
SDG&E was required to, and has obtained, certain authorizations from the CPUC, the FERC and the NRC to implement various aspects of the restructuring.

     So long as ParentCo is not a public utility or the owner or licensee of nuclear generating facilities, it will not be directly subject to regulation by the CPUC, the FERC or the NRC, except to the extent that rules or orders of these commissions may impose restrictions on ParentCo's relationship with SDG&E that are designed to protect utility customers, to promote the common defense and security or to protect the health and safety of the public.
CPUC rules are, for example, designed to (i) ensure that all costs incurred by SDG&E which result from the activities undertaken by SDG&E's affiliates will be fully recovered from such affiliates, (ii) provide the CPUC with access to all information necessary to analyze SDG&E's costs and monitor the relationships between SDG&E and its non-utility affiliates, (iii) ensure that SDG&E's customers will be insulated from effects of non-utility activities, and (iv) protect the financial health of SDG&E's utility operations. SDG&E will continue to be subject to CPUC regulation of its operations, including its dealings with ParentCo.

     ParentCo believes that it will be entitled to an exemption from all provisions of the Holding Company Act except Section 9(a)(2), which requires prior approval of the Securities and Exchange Commission (the "SEC") for certain utility acquisitions. The exemption will take effect upon completion of the Merger and related restructuring and the filing with the SEC of an appropriate exemption statement pursuant to the provisions of the Holding Company Act. It will be necessary to file an annual exemption statement each year after that. The basis of this exemption is that both ParentCo and SDG&E, as ParentCo's only public utility subsidiary, are incorporated in the same state, are predominantly intrastate in character and carry on their business substantially in the state of incorporation. The exemption is available only so long as the utility business of SDG&E, and of any other public utility subsidiary from which ParentCo derives a material portion of its income, is predominantly intrastate in nature. The exemption may also be revoked on a finding by the SEC that such exemption may be detrimental to the public interest or the interest of investors or consumers. The prior approval of the SEC under Section 9(a)(2) of the Holding Company Act would be required, however, if ParentCo proposed the acquisition, directly or indirectly, of additional utility subsidiaries. ParentCo has no present intention of becoming a registered holding company subject to regulation by the SEC under the Holding Company Act.

Conditions Precedent to the Merger

     The Merger Agreement provides that consummation of the Merger is subject to approval of the principal terms of the Merger Agreement by the shareholders of SDG&E, ParentCo and MergeCo, as more fully set forth below under "Required Vote." The required vote of the shareholders of SDG&E has been obtained, and SDG&E has caused the shares of ParentCo and MergeCo to be voted in favor of the Merger.

     In addition, the Merger is also subject to approval by the NYSE of ParentCo Common Stock for listing upon official notice of issuance (SDG&E has been advised that such approval will be given).

Effective Date of the Merger

     The Merger is expected to become effective at 12:01 a.m. (Pacific Standard Time) on January 1, 1996.

Required Vote

     Under California law and SDG&E's Restated Articles, approval of the Merger Agreement and the proposed formation of a holding company structure for SDG&E required the favorable vote of (1) a majority of the outstanding shares of SDG&E Common Stock and (2) a majority of the outstanding shares of the combined classes of SDG&E Common Stock and SDG&E Cumulative Preferred Stock, with each share of SDG&E Common Stock being entitled to one vote and each share of SDG&E Cumulative Preferred Stock being entitled to two votes. In addition, the Merger Agreement provides that consummation of the Merger is conditioned upon approval by a two-thirds majority of the outstanding shares of the combined classes of SDG&E Cumulative Preferred Stock and SDG&E Preference Stock (Cumulative), with each share being entitled to one vote. All required votes of SDG&E's shareholders, as required by California law and the Merger Agreement, were obtained at the 1995 Annual Meeting of SDG&E's shareholders.

Market Values of Stock

     The market values of the various classes and series of capital stock of SDG&E on November 4, 1994 (the business day immediately preceding public announcement of the terms of the proposed Merger) were:

                                                            Market Value
 Title of Class/Series                                      Per Share
 ---------------------                                      ------------
     Common Stock                                              $19.625

     Cumulative Preferred Stock:
          5%     Series                                          11.25
          4 1/2% Series                                          10.25
          4.40%  Series                                          10.125
          4.60%  Series(1)                                         --

     Preference Stock (Cumulative):
          $7.20 Series                                           85.00
          $1.70 Series(1)                                          --
          $1.82 Series                                           22.50
          $1.7625 Series(1)                                        --


(1)     Not listed or publicly traded.  No market value is available.

        There is no public market as yet for ParentCo Common Stock.

Exchange of Stock Certificates Not Required

     If the proposed restructuring is carried out, it will not be necessary for holders of SDG&E Common Stock to exchange their existing stock certificates for stock certificates of ParentCo. Holders of SDG&E Common Stock will automatically become holders of ParentCo Common Stock on a share-for-share basis, and the present stock certificates for SDG&E Common Stock will automatically represent shares of ParentCo Common Stock.

     After the restructuring, as presently outstanding certificates are presented for transfer, new certificates bearing the name of Enova Corporation will be issued. New certificates of ParentCo will also be issued in exchange for old certificates of SDG&E upon the request of any shareholder. Certificates presented for transfer to a name other than that in which the surrendered certificate is registered must be properly endorsed, with the signature guaranteed, and accompanied by evidence of payment of any applicable stock transfer taxes.

Federal Income Tax Consequences of the Merger

     SDG&E and ParentCo have been advised by their counsel, Pillsbury Madison & Sutro LLP, that:

     (1) No gain or loss will be recognized by the holders of shares of SDG&E Common Stock on the receipt of shares of ParentCo Common Stock solely in exchange for shares of SDG&E Common Stock.

     (2) The basis of shares of ParentCo Common Stock received by the holders of shares of SDG&E Common Stock will be the same as the basis of the shares of SDG&E Common Stock exchanged for them.

     (3) As to each holder of shares of SDG&E Common Stock who held his or her shares as a capital asset, the holding period of shares of ParentCo Common Stock will include the holding period of the shares of SDG&E Common Stock exchanged for them.

     (4) No gain or loss will be recognized by ParentCo upon the issuance of shares of ParentCo Common Stock in exchange for shares of SDG&E Common Stock.

     The advice of Pillsbury Madison & Sutro LLP summarized above is conditioned on the receipt by SDG&E of a private letter ruling from the Internal Revenue Service to the effect that (i) the formation of MergeCo and the Merger will be disregarded for federal income tax purposes, and (ii) the transaction will be treated as a transfer by the holders of SDG&E Common Stock of such SDG&E Common Stock to ParentCo solely in exchange for an equal number of shares of ParentCo Common Stock. SDG&E has received such a ruling.

     The United States federal income tax discussion set forth above is based upon current law and is intended for general information only. The foregoing is not intended to be a comprehensive discussion of all possible federal income tax consequences of the Merger. Furthermore, the registration statement of which this Prospectus is a part does not provide information regarding the tax consequences of the Merger under the tax laws of any state or of any local or foreign jurisdiction. Holders of SDG&E Common Stock are urged to consult their own tax advisors with respect to specific tax consequences of the Merger.

Legal Opinions

     David R. Clark, Assistant General Counsel for SDG&E and ParentCo, has rendered an opinion (filed as an exhibit to the Registration Statement of which this Prospectus is a part) to the effect that the ParentCo Common Stock to which this Prospectus pertains (100,000 shares of ParentCo Common Stock) will be validly issued, fully paid and nonassessable. Pillsbury Madison & Sutro LLP, counsel to SDG&E and ParentCo, has rendered an opinion (filed as an exhibit to Registration Statement No. 33-57007) to the effect that up to an additional 116,541,000 shares of ParentCo Common Stock to be issued in connection with the Merger will be validly issued, fully paid and nonassessable.

                                        EXHIBIT A

                                  AGREEMENT  OF MERGER



     THIS AGREEMENT OF MERGER ("Agreement") is made as of December 12, 1995, by and among SAN DIEGO GAS & ELECTRIC COMPANY, a California corporation ("SDG&E"), SAN DIEGO MERGER COMPANY, a California corporation ("MergeCo"), and ENOVA CORPORATION, a California corporation ("ParentCo"), with reference to the following facts:

     A. SDG&E has authorized capital consisting of (i) 255 million shares of Common Stock, without par value ("SDG&E Common Stock"), of which approximately 116,525,418 shares are issued and outstanding; (ii) 1,375,000 shares of Cumulative Preferred Stock, $20 par value ("Cumulative Preferred Stock"), of which 1,373,770 shares (consisting of four separate series) are issued and outstanding; and (iii) 10 million shares of Preference Stock (Cumulative), without par value ("Preference Stock"), of which 3,190,000 shares (consisting of four separate series) are issued and outstanding.

     B. MergeCo has authorized capital consisting of 1000 shares of Common Stock ("MergeCo Common Stock"), of which 100 shares are issued and outstanding and owned beneficially and of record by ParentCo.

     C. ParentCo has authorized capital consisting of 300 million shares of Common Stock ("ParentCo Common Stock"), of which 100 shares are issued and outstanding and owned beneficially and of record by SDG&E, and 30 million shares of Preferred Stock, none of which have been issued.

     D. The Boards of Directors of the respective parties hereto deem it advisable to merge MergeCo with and into SDG&E (the "Merger") in accordance with the California General Corporation Law ("California GCL") and this Agreement for the purpose of establishing ParentCo as the parent corporation for SDG&E in a transaction intended to qualify for tax-free treatment.

     NOW, THEREFORE, in consideration of the premises and agreements contained herein, the parties agree that (i) MergeCo shall be merged with and into SDG&E (the "Merger"), (ii) SDG&E shall be the corporation surviving the Merger, and (iii) the terms and conditions of the Merger, the mode of carrying it into effect, and the manner of converting and exchanging shares of capital stock shall be as follows:



                                         ARTICLE 1

                                        The Merger

     1.1 Officers' Certificates. Subject to and in accordance with the provisions of this Agreement, officers' certificates of SDG&E and MergeCo (the "Officers' Certificates") shall be signed and verified and thereafter delivered, together with a copy of this Agreement, to the office of the Secretary of State of California for filing, all as provided in
Section 1103 of the California GCL.

     1.2 Effective Time. The Merger shall become effective at 12:01 a.m. on January 1, 1996 (the "Effective Time"). At the Effective Time, the separate existence of MergeCo shall cease and MergeCo shall be merged with and into SDG&E, which shall continue its corporate existence as the surviving corporation (SDG&E and MergeCo being sometimes referred to herein as the "Constituent Corporations" and SDG&E, as the surviving corporation, being sometimes referred to herein as the "Surviving Corporation"). SDG&E shall succeed, without other transfer, to all the rights and property of MergeCo and shall be subject to all the debts and liabilities of MergeCo in the same manner as if SDG&E had itself incurred them. All rights of creditors and all liens upon the property of each of SDG&E and MergeCo shall be preserved unimpaired.

     1.3 Appropriate Actions. Prior to and after the Effective Time, ParentCo, SDG&E and MergeCo, respectively, shall take all such actions as may be necessary or appropriate in order to effectuate the Merger. In this connection, ParentCo shall issue the shares of ParentCo Common Stock into which outstanding shares of SDG&E Common Stock will be converted on a share-for-share basis to the extent provided in Article 2 of this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full title to all properties, assets, privileges, rights, immunities and franchises of either of the Constituent Corporations, the officers and directors of each of the Constituent Corporations as of the Effective Time shall take all such further action.


                                        ARTICLE 2

                        Terms of Conversion and Exchange of Shares

At the Effective Time:

     2.1 SDG&E Common Stock. Each share of SDG&E Common Stock issued and outstanding immediately prior to the Merger shall be automatically changed and converted into one share of ParentCo Common Stock, which shall thereupon be issued and fully-paid and non-assessable; provided, however, that such conversion shall not affect shares of holders, if any, who perfect their rights as dissenting shareholders under Chapter 13 of the California GCL.

     2.2 SDG&E Preferred Stock. Shares of the Cumulative Preferred Stock and Preference Stock of SDG&E issued and outstanding immediately prior to the Merger shall not be converted or otherwise affected by the Merger. Each such share shall continue to be (i) issued and outstanding and (ii) a fully-paid and nonassessable share (of Cumulative Preferred Stock or Preference Stock, as the case may be) of the Surviving Corporation.

     2.3 MergeCo Shares. The shares of MergeCo Common Stock issued and outstanding immediately prior to the Merger shall be automatically changed and converted into all of the issued and outstanding shares of Common Stock of the Surviving Corporation, which shall thereupon be issued and fully-paid and nonassessable, with the effect that the number of issued and outstanding shares of Common Stock of the Surviving Corporation shall be the same as the number of issued and outstanding shares of SDG&E Common Stock immediately prior to the Effective Time.

     2.4 ParentCo Shares. Each share of ParentCo Common Stock issued and outstanding immediately prior to the Merger shall be canceled.


                                        ARTICLE 3

                             Articles of Incorporation and Bylaws

     3.1 SDG&E's Restated Articles. From and after the Effective Time, and until thereafter amended as provided by law, the Restated Articles of Incorporation, as amended, of SDG&E as in effect immediately prior to the Merger shall be and continue to be the Restated Articles of Incorporation, as amended, of the Surviving Corporation.

     3.2 SDG&E's Bylaws. From and after the Effective Time, and until thereafter amended as provided by law, the Bylaws of SDG&E as in effect immediately prior to the Merger shall be and continue to be the Bylaws of the Surviving Corporation.


                                         ARTICLE 4

                                 Directors and Officers

     The persons who are directors and officers of SDG&E immediately prior to the Merger shall continue as directors and officers, respectively, of the Surviving Corporation and shall continue to hold office as provided in the Bylaws of the Surviving Corporation. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of the Surviving Corporation, such vacancy may be filled in the manner provided in the Bylaws of the Surviving Corporation.


                                       ARTICLE 5

                                   Stock Certificates

     5.1 Pre-Merger SDG&E Common. Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of SDG&E Common Stock may, but shall not be required to, surrender the same to ParentCo for cancellation or transfer, and each such holder or transferee will be entitled to receive a certificate or certificates representing the same number of shares of ParentCo Common Stock as the shares of SDG&E Common Stock previously represented by the stock certificate(s) surrendered.

     5.2 Outstanding Certificates. Until surrendered or presented for transfer in accordance with Section 5.1 above, each outstanding certificate which, prior to the Effective Time, represented SDG&E Common Stock shall be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of ParentCo Common Stock as though such surrender or transfer and exchange had taken place.

     5.3 SDG&E Stock Transfer Books. The stock transfer books for SDG&E Common Stock shall be deemed to be closed at the Effective Time and no transfer of shares of SDG&E Common Stock outstanding prior to the Effective Time shall thereafter be made on such books.

     5.4 Post-Merger Rights of Holders. Following the Effective Time, the holders of certificates representing SDG&E Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to stock of the Surviving Corporation and their sole rights shall be with respect to the ParentCo Common Stock into which their shares of SDG&E Common Stock shall have been converted by the Merger.


                                        ARTICLE 6

                                Conditions of the Merger

     Completion of the Merger is subject to the satisfaction of the following conditions:

     6.1 Shareholder Approval. The principal terms of this Agreement shall have been approved by such holders of capital stock of each of the Constituent Corporations as is required by the California GCL.

     6.2 SDG&E Preferred Vote. The principal terms of this Agreement shall have been approved by the holders of at least two-thirds of the combined outstanding shares of Cumulative Preferred Stock and Preference Stock.

     6.3 ParentCo Common Stock Listed. The ParentCo Common Stock to be issued and to be reserved for issuance pursuant to the Merger shall have been approved for listing, upon official notice of issuance, by the New York Stock Exchange.


                                        ARTICLE 7

                                Amendment and Termination

     7.1 Amendment. The parties to this Agreement, by mutual consent of their respective boards of directors, may amend, modify or supplement this Agreement in such manner as may be agreed upon by them in writing at any time before or after approval of this Agreement by the pre-Merger shareholders of SDG&E (as provided in Sections 6.1 and 6.2 above); provided, however, that no such amendment, modification or supplement shall, if agreed to after such approval by the pre-Merger shareholders of SDG&E, change any of the principal terms of this Agreement.

     7.2 Termination. This Agreement may be terminated and the Merger and other transactions provided for by this Agreement may be abandoned at any time, whether before or after approval of this Agreement by the pre-Merger shareholders of SDG&E, by action of the board of directors of SDG&E if such board of directors determines for any reason that the completion of the transactions provided for herein would for any reason be inadvisable or not in the best interests of SDG&E or its shareholders.


                                        ARTICLE 8

                                      Miscellaneous

     8.1 Approval of ParentCo Shares. By its execution and delivery of this Agreement, SDG&E, as the sole pre-Merger shareholder of ParentCo, consents to, approves and adopts this Agreement and approves the Merger, subject to approval of this Agreement by the pre-Merger shareholders of SDG&E (as provided in Sections 6.1 and 6.2 above).

     8.2 Approval of MergeCo Shares. By its execution and delivery of this Agreement, ParentCo, as the sole pre-Merger shareholder of MergeCo, consents to, approves and adopts this Agreement and approves the Merger, subject to approval of this Agreement by the pre-Merger shareholders of SDG&E (as provided in Sections 6.1 and 6.2 above).

     8.3 No Counterparts. This agreement may not be executed in counterparts.

     IN WITNESS WHEREOF, SDG&E, ParentCo and MergeCo, pursuant to approval and authorization duly given by resolutions adopted by their respective boards of directors, have each caused this Agreement to be executed by its chairman of the board or its president or one of its vice presidents and by its secretary or one of its assistant secretaries.


SDG&E:
San Diego Gas & Electric Company,
a California corporation


By: /s/ Thomas A. Page
Its: Chairman and Chief Executive Officer


By: /s/ David R. Clark
Its: Assistant Secretary


ParentCo:
Enova Corporation,
a California corporation


By: /s/ Thomas A. Page
Its: Chairman and Chief Executive Officer


By: /s/ David R. Clark
Its: Assistant Secretary


MergeCo:
San Diego Merger Company,
a California corporation


By: /s/ Henry P. Morse, Jr.
Its: Chairman and Chief Executive Officer


By: /s/ Henry P. Morse, Jr.
Its: Secretary
                                            A-6

                                       EXHIBIT B

                          RESTATED ARTICLES OF INCORPORATION
                                          of
                                   ENOVA CORPORATION


FIRST:  The name of the Corporation is Enova Corporation.


SECOND: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.


THIRD:  Stock.

     A. The Corporation is authorized to issue two classes of shares, to be designated respectively Preferred Stock ("Preferred Stock") and Common Stock ("Common Stock"). The total number of shares of capital stock that the Corporation is authorized to issue is 330,000,000, of which 30,000,000 shall be Preferred Stock and 300,000,000 shall be Common Stock.

     B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the designation and number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the General Corporation Law of California. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. If the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.


FOURTH:  Directors.

     A. The authorized number of directors of the Corporation shall not be fewer than nine (9) nor more than thirteen (13). The exact authorized number of directors shall be fixed from time to time, within the limits specified in this Article FOURTH, by resolution of the Board of Directors, or by a bylaw or amendment thereof duly adopted by the Board of Directors or the affirmative vote of the holders of shares representing at least 66-2/3% of the outstanding shares of the Corporation entitled to vote.

     B. The Board of Directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of shareholders, but in all cases continue as to each director until his or her successor shall be elected and shall qualify or until his or her earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible. The initial terms of office shall be determined by resolution duly adopted by the Board of Directors. At each annual meeting of shareholders the number of directors equal to the number of directors of the class whose term expires at the time of such meeting (or, if fewer, the number of directors properly nominated and qualified for election) shall be elected to hold office until the third succeeding annual meeting of shareholders after their election. This Paragraph B of this Article FOURTH shall become effective only when the Corporation shall have become a "listed corporation" within the meaning of section 301.5 of the California Corporations Code.

     C. Vacancies in the Board of Directors, including, without limitation, vacancies created by the removal of any director, may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director.


FIFTH: No shareholder may cumulate votes in the election of directors. This Article FIFTH shall become effective only when the Corporation shall have become a "listed corporation" within the meaning of section 301.5 of the California Corporations Code.


SIXTH: Unless the Board of Directors, by a resolution adopted by 66-2/3% of the authorized number of directors, waives the provisions of this Article SIXTH in any particular circumstance, any action required or permitted to be taken by shareholders of the Corporation must be taken either (i) at a duly called annual or special meeting of shareholders of the Corporation or (ii) by the unanimous written consent of all of the shareholders.


SEVENTH:  Fair Price.

     A. REQUIRED SHAREHOLDER VOTE FOR CERTAIN TRANSACTIONS.

     Unless all of the conditions set forth in either Subsection 1 or 2 of Section B of this Article SEVENTH have been fulfilled, any agreement, contract, transaction or other arrangement providing for or resulting in a Business Combination must be approved by the affirmative vote of 66-2/3% of the number of shares of Common Stock outstanding at the time voting as a separate class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required by law or these Articles or that a lesser percentage, different or additional vote may be specified by law, these Articles, or in any agreement with any national securities exchange or otherwise, in which case each vote requirement shall be satisfied individually.

     B. EXCEPTIONS.

     Section A of this Article SEVENTH shall not apply to any Business Combination if the conditions specified in either Subsection 1 or 2 below are met.

     1. The Business Combination shall have been approved by a resolution adopted by 66-2/3% of the authorized number of directors of the Corporation, or

     2. All of the following conditions have been met:

          a. Any consideration to be received for any stock as a result of the Business Combination shall be in cash or in the same form as a Dominant Shareholder has previously paid for shares of that class. If varying forms of consideration have been used, the form of consideration shall be the form used to acquire the largest number of shares of the class receiving consideration.

          b. The aggregate amount of cash and the fair market value of any other form of consideration shall, on a per share basis, be at least equal to the Highest Purchase Price paid by a Dominant Shareholder for shares of the same class.

          c. After such Dominant Shareholder has become a Dominant Shareholder and prior to the consummation of such Business Combination:

               (1) There shall have been no failure to declare and pay in full at the regular rate any periodic dividends on any outstanding preferred stock unless such failure is approved by 66-2/3% of the authorized number of directors of the Corporation;

               (2) There shall have been no reduction in the quarterly rate of dividends, if any, paid on common shares (such rate to be appropriately adjusted to reflect the occurrence of any reclassification, reverse stock split, recapitalization, reorganization or other similar transaction having the effect of changing the number of outstanding common shares) unless such reduction is approved by 66-2/3% of the authorized number of directors of the Corporation; and

               (3) Neither a Dominant Shareholder nor an Affiliate thereof shall have acquired Beneficial Ownership of any additional shares of voting stock of the Corporation except as part of a transaction which has been approved by a resolution adopted by 66-2/3% of the authorized number of directors.

     3. Definitions.

          a. "Affiliate" means: a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person.

          b. "Beneficial Ownership" means: ownership; holding the right to vote pursuant to any agreement, arrangement or understanding; having the right to acquire pursuant to any agreement, arrangement, understanding, option, right, warrant or right of conversion; having the right to dispose of pursuant to any agreement, arrangement or understanding; having the right to receive money (e.g., dividends, redemption proceeds or proceeds from any sale) pursuant to any agreement, arrangement or understanding; and Beneficial Ownership (pursuant to the foregoing provisions of this definition) by an Affiliate or by an officer, director or employee of a Dominant Shareholder or any Affiliate of such an officer, director or employee.

          c. "Business Combination" means: (1) a merger or consolidation of the Corporation or any Subsidiary with a Dominant Shareholder or with any other corporation or entity which is, or after such merger or consolidation would be, an Affiliate of a Dominant Shareholder; (2) the sale, lease, exchange, pledge, transfer or other disposition by the Corporation, or a Subsidiary, of assets exceeding ten percent (10%) of the total assets of the Corporation in a transaction or series of transactions in which a Dominant Shareholder is either a party or has an interest; (3) the issuance, sale, exchange, disposition or other transfer by the Corporation or any Subsidiary, in one transaction or a series of transactions, of any securities of the Corporation, or any Subsidiary, to any Dominant Shareholder or any Affiliate of any Dominant Shareholder in exchange for cash, securities or other property having an aggregate fair market value in excess of ten percent (10%) of the fair market value of the issued and outstanding capital stock of the Corporation prior to such transaction; (4) any reclassification of securities, any reverse stock split, or any recapitalization of the Corporation or any other transaction which has the effect, directly or indirectly, of increasing the Beneficial Ownership of the Corporation or any Subsidiary by the Dominant Shareholder or any Affiliate thereof.

          d. "Dominant Shareholder" means: any Person (except this Corporation, any Subsidiary of this Corporation, and any Savings, Pension, TRESOP or other benefit plan of this Corporation or any fiduciary, trustee or custodian thereof acting in such a capacity) who is the Beneficial Owner, directly or indirectly, of more than ten percent (10%) but less than 99 percent (99%) of the shares of the Corporation having the power to vote for the Board of Directors. The relevant time for calculating this percentage shall be each date on which any approval (board, shareholder, governmental or any other) necessary to complete any agreement, contract, transaction or other arrangement providing for or resulting in a Business Combination is obtained.

          e. "Highest Purchase Price" shall mean the highest amount of consideration paid by a Dominant Shareholder at any time within two years prior to the date of becoming a Dominant Shareholder and during any time while having the status of Dominant Shareholder; provided, however, that the Highest Purchase Price shall be appropriately adjusted to reflect the occurrence of any reclassification, recapitalization, stock split, reverse stock split or other readjustment to the number of outstanding shares of stock in a class, or the payment of a stock dividend thereon occurring between the last date upon which such Dominant Shareholder paid the Highest Purchase Price and the effective date of the Business Combination.

          f. "Person" means: any individual, group, partnership, association, firm, corporation or other entity.

          g. "Subsidiary" means: any corporation in which this Corporation has Beneficial Ownership of at least a majority of any class of stock having the right to vote for directors.

     4. The Board of Directors by a vote of 66-2/3% of the authorized number of directors shall have the right to make any determinations required under this Article SEVENTH.


EIGHTH:  Indemnity.

     A. LIMITATION OF DIRECTORS' LIABILITY.

     The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

     B. INDEMNIFICATION OF CORPORATE AGENTS.

     The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code.


NINTH: The Board of Directors is expressly authorized to make, amend or repeal the bylaws of the Corporation, without any action on the part of the shareholders, solely by the affirmative vote of at least 66-2/3% of the authorized number of directors. The bylaws may also be amended or repealed by the shareholders, but only by the affirmative vote of the holders of shares representing at least 66-2/3% of the outstanding shares of the Corporation entitled to vote.

TENTH: The amendment or repeal of Articles FOURTH, FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH and TENTH shall require the approval of the holders of shares representing at least 66-2/3% of the outstanding shares of the Corporation entitled to vote.

                                         Part II
                          INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

          Pursuant to the California Corporations Code, Article EIGHTH of the Registrant's Articles of Incorporation and provisions of the Registrant's Bylaws, directors, officers, employees and agents of the Registrant may be indemnified by the Registrant in certain circumstances against liabilities they incur while acting in such capacities. Upon the effectiveness of the Merger (as contemplated in Part I of this Registration Statement), the Registrant will have directors' and officers' liability insurance policies in force insuring directors and officers of the Registrant and its subsidiaries.

Item 21.  Exhibits and Financial Statement Schedules.

          See Exhibit Index.

Item 22.  Undertakings.

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of an annual report of the Registrant or San Diego Gas & Electric Company pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph
(1) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                        SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 18, 1995.

                                             ENOVA CORPORATION


                                             By:   */s/ Thomas A. Page
                                                Thomas A. Page
                                                Chairman of the Board,
                                                Chief Executive Officer and
                                                President



     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                           Title                             Date
     ---------                        ----------                          ------

Principal Executive Officer:

*/s/ Thomas A. Page     Chairman of the Board,   December 18, 1995
----------------------  Chief Executive Officer,
Thomas A. Page          President and Director

Principal Financial Officer:

*/s/ David R. Kuzma    Senior Vice President and  December 18, 1995
---------------------  Chief Financial Officer
David R. Kuzma


Principal Accounting Officer:

*/s/ Frank H. Ault     Vice President,           December 18, 1995
---------------------  Controller
Frank H. Ault


Directors (other than Mr. Page):

*/s/ Richard C. Atkinson    Director            December 18, 1995
---------------------------
Richard C. Atkinson

  */s/ Ann Burr              Director           December 18, 1995
---------------------------
Ann Burr

*/s/ Richard A. Collato    Director             December 18, 1995
---------------------------
Richard A. Collato

*/s/ Daniel W. Derbes      Director             December 18, 1995
---------------------------
Daniel W. Derbes

*/s/ Catherine T. Fitzgerald  Director          December 18, 1995
------------------------------
Catherine T. Fitzgerald

*/s/ Robert H. Goldsmith      Director          December 18, 1995
-----------------------------
Robert H. Goldsmith

*/s/ William D. Jones         Director          December 18, 1995
-----------------------------
William D. Jones

*/s/ Ralph R. Ocampo          Director          December 18, 1995
----------------------------
Ralph R. Ocampo

*/s/ Thomas C. Stickel        Director          December 18, 1995
----------------------------
Thomas C. Stickel


*	By:   /s/ David R. Clark
        ---------------------
          Attorney-in-Fact

                                      EXHIBIT INDEX
These Exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit        Description of Exhibit

 2.0  Agreement of Merger (included as Exhibit A with the Prospectus portion
      of this   Registration Statement).

 3.1 Restated Articles of Incorporation of the Registrant (included as Exhibit B with the Prospectus portion of this Registration Statement).

 3.2 By-Laws of the Registrant (incorporated by reference from the Registration Statement on Form 8-B/A of the Registrant - No. 001-11439 (Exhibit 3.2)).

* 5.1 Opinion of David R. Clark, Assistant General Counsel for the Registrant.

 5.2 Opinion of Pillsbury Madison & Sutro LLP (incorporated by reference from the Registration Statement on Form S-4 of the Registrant - No. 33-57007 (Exhibit 5)).

 8 Tax opinion of Pillsbury Madison & Sutro LLP (incorporated by reference from the Registration Statement on Form S-4 of the Registrant - No. 33-57007 (Exhibit 8)).

23.1        Consent of David R. Clark (included as part of Exhibit 5.1).

23.2        Consent of Deloitte & Touche LLP.

23.3        Consent of Pillsbury Madison & Sutro LLP.

* 24.1      Power of Attorney for Certain Officers of the Registrant.

* 24.2      Power of Attorney for the Directors of Registrant.


*     Previously filed.